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                                                      Filed by D.R. Horton, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Commission File Number: 0-32461
                                            Subject Company: Schuler Homes, Inc.


This filing relates to the announcement on October 23, 2001 that D.R. Horton, Inc. entered into an Agreement and Plan of Merger with Schuler Homes, Inc. dated as of October 22, 2001 pursuant to which Schuler Homes would be merged into D.R. Horton. The Agreement and Plan of Merger is on file with the SEC as an exhibit to the Current Report on Form 8-K filed by D.R. Horton today and is incorporated by reference into this filing.

D.R. Horton and Schuler Homes will file a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and other relevant documents, including annual reports on Form 10-K and quarterly reports on Form 10-Q, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by D.R. Horton free of charge by requesting them in writing from Investor Relations, D.R. Horton, Inc., 1901 Ascension Blvd., Suite 100, Arlington, Texas 76006, or by telephone at (817) 856-8200. You may obtain documents filed with the SEC by Schuler Homes free of charge by requesting them in writing from Investor Relations, Schuler Homes, Inc., 400 Continental Blvd., Suite 100, El Segundo, California 90245, or by telephone at (310) 648-7200.

D.R. Horton and Schuler Homes, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of D.R. Horton and Schuler Homes in connection with the merger. Information about the interests of directors and executive officers of D.R. Horton is set forth in the proxy statement for D.R. Horton's 2001 Annual Meeting of Stockholders. Information about the interests of directors and executive officers of Schuler Homes is set forth in the proxy statement for Schuler Homes' 2001 Annual Meeting of Stockholders. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE JOINT PROXY STATEMENT/ PROSPECTUS WHEN IT BECOMES AVAILABLE.